SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                          _____________


                           FORM 11-K/A

                         Amendment No. 1


                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934





(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended   December 31, 1993

                               OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from __________ to __________

Commission file number    1-724

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan For Hourly Associates Who Are Residents Of The Commonwealth Of Puerto Rico and PVH Associates Investment Plan For Salaried Associates Who Are Residents Of The Commonwealth Of Puerto Rico

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                      REQUIRED INFORMATION


     The plan financial statements, which have been prepared in accordance with Rule 15d-21 of the Securities Exchange Act of 1934, have been filed with the Securities and Exchange Commission under cover of Form SE pursuant to Item
311 of Regulation S-T. Due to weather conditions in the Northeast Corridor which grounded aircraft bound for Washington, D.C., the Form SE filing was not made by the date of the filing of the initial Form 11-K.
At the request of the Staff, this Amendment No. 1 is being made so that the filing date of the Form SE will comply with Item 311(h)(2) Regulation S-T.



                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                              PVH ASSOCIATES INVESTMENT PLANS
                              FOR RESIDENTS OF THE
                              COMMONWEALTH OF PUERTO RICO



Dated:  July 1, 1994          By Pamela N. Hootkin
                                 Pamela N. Hootkin, Member of
                                 Administrative Committee